AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

EXHIBIT 12 - COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

	Nine Months Ended	Year Ended
	September 30, 2007	December 31, 2006

Pretax income excluding discontinued operations	$462.9	$ 662.8
Minority interest in subsidiaries having
fixed charges	26.4	31.6
Less undistributed equity in losses of investee	1.9	3.2
Fixed charges:
Interest on annuities	273.7	343.7
Interest expense	53.5	72.4
Debt discount and expense	1.5	1.9
Portion of rentals representing interest	8.5	11.3

EARNINGS	$828.4	$1,126.9

Fixed charges:
Interest on annuities	$273.7	$ 343.7
Interest expense	53.5	72.4
Debt discount and expense	1.5	1.9
Portion of rentals representing interest	8.5	11.3

FIXED CHARGES	$337.2	$ 429.3

Ratio of Earnings to Fixed Charges	2.46	2.62

Earnings in Excess of Fixed Charges	$491.2	$ 697.6

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